# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Templeton Emerging Markets Fund, CIK 0000809708
CUSIP: 880191101
Title of class of securities: Closed-end Fund Shares
Address of issuer's principal executive offices: 300 S.E. 2nd Street, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-26-001146
Filed by CIK 0000854157

## Reporting persons
- State of Wisconsin Investment Board: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Wisconsin (WI); sole voting power 650,000; shared voting power 0; sole dispositive power 650,000; shared dispositive power 0; aggregate amount beneficially owned 650,000 (4.35% of the class)

## Item 1. Issuer
Name of issuer: Templeton Emerging Markets Fund
Address of issuer's principal executive offices: 300 S.E. 2nd Street, Fort Lauderdale, FLORIDA 33301

## Item 2. Person Filing
Name of person filing: State of Wisconsin Investment Board
Address of principal business office or, if none, residence: 4703 Madison Yards Way, Suite 700, Madison, WI 53705
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the Cover Pages.
Percent of class: See Item 11 of the Cover Pages.
Sole power to vote or to direct the vote: See Item 5 of the Cover Pages.
Shared power to vote or to direct the vote: See Item 6 of the Cover Pages.
Sole power to dispose or to direct the disposition: See Item 7 of the Cover Pages.
Shared power to dispose or to direct the disposition: See Item 8 of the Cover Pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- State of Wisconsin Investment Board: Lisa Lange, Director of Compliance and Senior Legal Counsel (05/15/2026)